VARITRONIX INTERNATIONAL LIMITED


SKYLINE

interim report
2002

RESULTS

The Directors of Varitronix International Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 with comparative figures for the corresponding period of last year are as follows:

Consolidated Income Statement

for the six months ended 30 June 2002 – unaudited

		Six months ended 30 June	
		2002	2001
	Note	***HK$'000***	*HK$'000*
Turnover	2	**499,212**	557,640
Other revenue		**13,453**	12,359
Other net (loss)/income		**(253)**	1,441
Changes in inventories of finished goods and work in progress		**(28,924)**	(10,758)
Raw material and consumables used		**(200,796)**	(261,994)
Loss on investment in mutual fund liquidated during the period		**(10,471)**	–
Staff costs		**(100,627)**	(128,628)
Depreciation		**(38,795)**	(38,285)
Other operating expenses		**(72,591)**	(69,400)
Profit from operations		**60,208**	62,375
Finance cost	3(a)	**(1,846)**	(1,208)
Share of losses of associate		**(1,448)**	(130)
Profit from ordinary activities before taxation	3	**56,914**	61,037
Taxation	4	**(10,831)**	(7,493)
Profit from ordinary activities after taxation		**46,083**	53,544
Minority interests		**(1,734)**	534
Profit attributable to shareholders		**44,349**	54,078
Interim dividend		**13,341**	19,138
Earnings per share	5		
Basic		**14.66 cents**	18.51 cents
Diluted		**14.64 cents**	N/A

Condensed Consolidated Statement of Changes in Equity
For the six months ended 30 June 2002 – unaudited

	2002 *HK$'000*	2001 *HK$'000*
Total equity at 1 January	**1,295,207**	1,294,816
Effect of adopting HK SSAP 34	**(6,421)**	(5,065)
As restated	**1,288,786**	1,289,751
Surplus/(Deficit) on revaluation of non-trading securities	**7,876**	(12,208)
Exchange translation differences	**2,586**	(483)
Net losses not recognized in the income statement	**10,462**	(12,691)
Net Profit for the period	**44,349**	54,078
Dividends approved in respect of the previous year	**(19,674)**	(52,589)
Issue of share capital	**611**	–
Revaluation deficit transferred to the income statement:–		
(a) on liquidation of mutual fund	**10,471**	–
(b) on disposal of non-trading securities	**40**	430
Total equity at 30 June	**1,335,045**	1,278,979

Consolidated Balance Sheet
As at 30 June 2002 – unaudited

	Note	At 30 June 2002 HK$'000	At 31 December 2001 (restated) HK$'000
Non-current assets			
Fixed assets		**395,694**	393,658
Goodwill		**32,546**	33,386
Interest in associate		**16,554**	19,276
Non-trading securities		**216,330**	227,861
		661,124	674,181
Current assets			
Trading securities		**82,668**	81,020
Inventories		**207,912**	213,235
Trade and other receivables	6	**317,619**	252,998
Cash and cash equivalents	7	**443,721**	368,578
		1,051,920	915,831
Current liabilities			
Interest-bearing bank loan and overdrafts		**59,464**	39,924
Bills payable		**53**	2,169
Trade and other payables	8	**202,450**	158,615
Taxation		**23,643**	25,729
Dividend payable		**19,674**	–
		305,284	226,437
Net current assets		**746,636**	689,394
Total assets less current liabilities		**1,407,760**	1,363,575
Non-current liabilities			
Bank borrowings		**17,428**	21,324
Convertible notes		**31,200**	31,200
Minority interests		**24,087**	22,265
NET ASSETS		**1,335,045**	1,288,786
CAPITAL AND RESERVES			
Share capital	9	**75,669**	75,619
Reserves	10	**1,259,376**	1,213,167
		1,335,045	1,288,786

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2002 – unaudited

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Net cash inflow from operating activities	**68,241**	129,192
Net cash used in investing activities	**(10,136)**	(35,355)
Net cash used in financing activities	**(12,228)**	6,557
Increase in cash and cash equivalents	**45,877**	100,394
Effect of foreign exchange rates changes	**2,629**	(477)
Cash and cash equivalents at 1 January	**347,776**	180,908
Cash and cash equivalents at 30 June	**396,282**	280,825
Analysis of the balances of cash and cash equivalents		
Cash at bank and in hand	**85,654**	125,743
Deposits with banks and other financial institutions	**358,067**	167,810
Bank loans and overdrafts	**(47,439)**	(12,728)
	396,282	280,825

Notes:–

1. **Basis of preparation**

This unaudited interim report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The same accounting policies and basis of preparation adopted in the Group's 2001 audited annual accounts have been applied to the 2002 interim report with the exception of changes in accounting policies to comply with new and revised Statements of Standard Accounting Practice ("HK SSAPs") issued by the Hong Kong Society of Accountants, which are effective for accounting periods commencing on or after 1 January 2002, as set out below.

(a) On adoption of HK SSAP 11 (revised) "Foreign currency translation", the income statements of subsidiaries and associated company denominated in foreign currencies are translated at the weighted average exchange rates during the period. In previous years these were translated at exchange rates ruling at the balance sheet date.

(b) As a result of the adoption of HK SSAP 34 "Employee benefits", it was necessary to change the Group's accounting policy in respect of long service payments. The changes have been applied retrospectively, resulting in prior period adjustments with the opening balances of the retained profits as at 1 January 2001 and 1 January 2002 restated by reductions of HK$5,065,000 and HK$6,421,000 respectively.

(c) Certain presentational changes have been made upon the adoption of HK SSAP 1 (revised) "Presentation of financial statements" and HK SSAP 15 (revised) "Cash flow statements".

2. **Segmental information**

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group. In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Segment assets		**Capital expenditure incurred for**	
	as at 30 June 2002	as at 31 Dec 2001	**the period ended 30 June 2002**	the year ended 31 Dec 2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong and PRC	**1,379,547**	1,237,046	**36,015**	65,772
Rest of Asia	**170,227**	190,133	**4,274**	32,357
Europe	**86,956**	87,184	**470**	415
North America	**26,090**	22,987	**28**	49

The analysis of the geographical locations of the turnover of the Group during the financial period is as follows:

	Six Months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
France	**77,398**	92,947
United Kingdom	**53,383**	60,370
Germany	**42,423**	48,072
Other European countries	**84,879**	123,409
North America	**65,914**	101,952
Hong Kong and PRC	**113,476**	74,770
Rest of Asia	**53,627**	50,632
Others	**8,112**	5,488
	499,212	557,640

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

3. **Profit from ordinary activities before taxation**

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six Months ended 30 June 2002 HK$'000	2001 HK$'000
(a) Finance cost:		
Interest on bank advances and other borrowings repayable within five years	910	272
Interest on convertible notes	936	936
	1,846	1,208
(b) Other items:		
Cost of inventories	314,407	372,428
(Gain)/loss on disposal of fixed assets	(128)	174
Loss on disposal of non-trading securities	40	430
Loss on disposal of trading securities	3,820	1,149
Loss on revaluation of trading securities	880	1,594
Investment income	(8,357)	(6,890)
Other interest income	(2,887)	(3,674)
Rental income under operating leases	(1,568)	(386)
Other income	(641)	(1,409)

4. **Taxation**

	Six Months ended 30 June 2002 HK$'000	2001 HK$'000
Hong Kong taxation	5,553	611
Overseas taxation	5,278	6,882
	10,831	7,493

(a) The provision for Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the six months ended 30 June 2002. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

5. Earnings per share

(a) The calculation of basic earnings per share is based on the unaudited profit attributable to shareholders of HK$44,349,000 (2001: HK$54,078,000) and the weighted average number of 302,596,895 shares (2001: 292,159,987 shares) in issue during the period.

(b) The calculation of diluted earnings per share is based on the unaudited adjusted profit attributable to shareholders of HK$44,349,000 and the weighted average number of 302,944,575 shares after adjusting for the effects of all dilutive potential shares.

For the period ended 30 June 2001, the share options and convertible notes were considered not to have dilutive effects on the earnings per share as the average market value of the shares of the Company during the period was lower than the exercise prices of the respective share options and convertible notes. Accordingly, no diluted earnings per share was calculated for the period ended 30 June 2001.

	Six Months ended 30 June 2002 *HK$'000*
Net profit attributable to shareholders	44,349
Interest saved as the convertible notes converted	–
Adjusted profit attributable to shareholders for the purpose of diluted earnings per share	44,349
	Shares
Weighted average number of shares for the purpose of basic earnings per share	302,596,895
Effect of dilutive potential shares:	
Deemed issue of shares for no consideration arising from share options	347,680
Deemed issue of shares from convertible notes	–
Weighted average number of shares for the purpose of diluted earnings per share	302,944,575

6. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

	At 30 June 2002 ***HK$'000***	At 31 December 2001 *HK$'000*
Within 60 days of the invoice issue date	**152,821**	136,600
61 to 90 days after the invoice issue date	**35,309**	36,019
91 to 120 days after the invoice issue date	**16,331**	9,591
More than 120 days but within 12 months after the invoice issue date	**30,934**	43,659
	235,395	225,869

The Group allows an average credit period of 90 days to its trade customers.

7. **Cash and cash equivalents**

	At 30 June 2002 HK$'000	At 31 December 2001 HK$'000
Deposits with banks and other financial institutions	358,067	291,994
Cash at bank and in hand	85,654	76,584
	443,721	368,578

8. **Trade and other payables**

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis:

	At 30 June 2002 HK$'000	At 31 December 2001 HK$'000
Within 60 days of supplier invoice date	88,234	58,032
61 to 120 days after supplier invoice date	15,377	8,886
More than 120 days but within 12 months after supplier invoice date	4,053	4,646
	107,664	71,564

9. **Share Capital**

	No. of shares ('000)	Amount HK$'000
Issued and fully paid: Ordinary shares of HK$0.25 each		
At 1 January 2002	302,477	75,619
Shares issued under share option scheme	200	50
At 30 June 2002	302,677	75,669

10. Reserves

(a) Reserves

	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Investment revaluation reserve HK$'000	Other reserves HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2002	573,073	(25,042)	(15,741)	455	686,843	1,219,588
Effect of adopting HK SSAP34	–	–	–	–	(6,421)	(6,421)
As restated	573,073	(25,042)	(15,741)	455	680,422	1,213,167
Special dividend and final dividend approved in respect of previous year	–	–	–	–	(19,674)	(19,674)
Share premium arising from issue of shares	561	–	–	–	–	561
Exchange differences	–	2,586	–	–	–	2,586
Revaluation surplus	–	–	7,876	–	–	7,876
Revaluation deficit transferred to the income statement						
– on liquidation of mutual fund	–	–	10,471	–	–	10,471
– on disposal of securities	–	–	40	–	–	40
Profit for the period	–	–	–	–	44,349	44,349
At 30 June 2002	**573,634**	**(22,456)**	**2,646**	**455**	**705,097**	**1,259,376**

(b) Dividends

After the balance sheet date, the following dividends were proposed by the Board of Directors. The dividends have not been provided for.

	At 30 June 2002 HK$'000	At 31 December 2001 HK$'000
HK$ 0.044 per share	**13,341**	19,674

11. Capital commitments outstanding not provided for in the Group's accounts

	At 30 June 2002 HK$'000	At 31 December 2001 HK$'000
Contracted for	**31,761**	25,703

12. **Contingent Liabilities**

At 30 June 2002, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of HK$47,439,000 (at 31 December 2001: HK$12,895,000).

INTERIM DIVIDEND

The Directors declared an interim dividend of 4.4 cents per share for the six months ended 30 June 2002 (2001: 6.5 cents), to be satisfied by way of scrip dividend with cash option, to shareholders whose names appear on the register of members of the Company on Friday, 25 October, 2002. Subject to the Listing Committee of the Stock Exchange granting listing of and permission to deal in the new shares of the Company, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount of the interim dividend which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment of the interim dividend in cash instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 31 October 2002.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Monday, 21 October 2002 to Friday, 25 October 2002, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 18 October 2002.

BUSINESS REVIEW

Review of operations

Surrounded by low visibilities in many parts of the world, global economic conditions were generally sluggish during the reporting period. This has impacts not only in the LCD industry, but also in almost every industry around the world. Against this backdrop, the Group managed to deliver results, which represented continuing improvement from the previous reporting period of second half of 2001. This was largely due to the greater efforts made to target niche markets. Turnover was 10% lower than the corresponding period last year at HK$499 million. This can partly be explained by the fact that significant back orders were included in the same period last year, but not in this half-year period.

Profit attributable to shareholders was reported at HK$44 million, 18% lower than the corresponding period of last year but higher compared to the second half. It was diluted due to the winding up of an investment held by a Group subsidiary resulting in a charge against operating profit of HK$10 million. If this was excluded, the Group would have reported better operating profits resulting from cost containment policies, management restructuring and lowering the material cost content. In addition, the Group has further reported an improvement in productivity, helping the Group to maintain satisfactory business margins.

The European market remained the Group's largest market, accounting for 52% of total turnover whilst the North American and Asian markets accounted for 13% and 33% respectively. Benefiting from the thriving PRC manufacturing activities, contribution from this market increased significantly during the first half of this year.

The Group's financial position continued to grow stronger and stronger, with HK$444 million (30/6/2001: HK$294 million) in cash and cash equivalents and HK$299 million (30/6/2001: HK$293 million) in securities as at 30 June 2002. In addition, our prudent credit policy/debt management has continued to render a satisfactory flow of cash to meet our obligations.

Faced with market uncertainty, the Group has continued to strive for better internal controls to boost overall efficiencies. Our efforts during the period were underpinned by persistent focus on enhancing operational and production management, and tighter inventory control, both within and between operating units. In particular, the management is committed to optimizing production structure and streamlining production processes. To achieve these objectives, the Group has pressed on with the construction and equipment installation at the new Heyuan plant, with the completion of a fully automated production line expected by the end of year, and enabling the eventual consolidation of more operations under one roof.

Staff

At the end of June 2002, the Group employed approximately 3,700 persons around the world, of whom approximately 540 were in Hong Kong, 2,900 in PRC and 260 overseas.

Liquidity and Financial Resources

The Group continues to maintain a strong financial position. As at 30 June 2002, the Group had a total shareholders' equity amounting to approximately HK$1.3 billion and a liquid portfolio of HK$743 million (31/12/2001: HK$677 million) of which HK$444 million (31/12/2001: HK$368 million) was in cash and cash equivalents and HK$299 million (31/12/2001: HK$309 million) in securities. The Group has low bank borrowings and has little exposure to foreign exchange fluctuations as most of its assets, receipts and payments are in HK dollars or US dollars.

PROSPECTS

Looking ahead to the second half, while still facing uncertainty and low visibility, present orders-on-hand are nevertheless encouraging and orders are expected to exhibit healthy growth. The management is determined to see business moving forward. However, many challenges remain, especially in the MNC sector for our Malaysian operation due to the overall slowdown in the telecommunications sector.

Backed by enhanced production expertise, the Group's strategy is to spearhead growth and competitiveness by further exploring the niche industrial and automobile sectors. Meanwhile, the Group will continue to enlarge its share in the PRC market. Supported by the Group's joint venture partner, Tsinghua University Enterprise Group, the management is confident of penetrating further into the fast growing China LCD market. On the operational front,

enhancement in production yields will be the central task. These strategies will go hand in hand with our initiatives in product development, which are crucial to maintaining the Group's position in the market.

Research and development will continue to be one of our primary focuses as our R&D team seeks to improve the quality and features of our products. In addition, the Group will continue to develop new products with increasing efforts, aiming to enter new markets. During the first half, the Group secured prototype orders for its new color STN product, setting a positive tone for eventual volume production. Furthermore, an OLED development line was completed earlier this year and the Group has successfully demonstrated prototypes of both monochrome and area color OLED displays.

Uncertainties in the global market are expected to remain. However, barring unforeseeable circumstances, the management remains cautiously optimistic about the performance in the second half.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2002, the interests of the Directors and their associates in the issued share capital of the Company and its subsidiary companies, as recorded in the register maintained by the Company under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), were as follows:

(a) Interests in the Company

	Shares of HK$0.25 each in the Company	
Name of Director	**Personal interests**	**Corporate interests**
Dr. C. C. Chang	20,897	68,272,268 *(Note 1)*
Dr. S. K. Yan	10,371,072	–
S. M. Chung	4,331,036	–
S. K. Kwok	2,112,959	–
G. N. Lee, James	–	4,124,072 *(Note 2)*

Notes:

1. A family trust of Dr. C. C. Chang and his wife, Madam Iling Sieh, is the beneficial owner of the issued share capital of Colville Group Limited which holds 68,272,268 shares of the Company.

2. Mr. G. N. Lee, James is the sole beneficial owner of the entire issued share capital of Pressman Holdings Limited which holds 4,124,072 shares of the Company.

(b) Interests in subsidiaries

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr. C. C. Chang	960	78
Dr. S. K. Yan	123	10
S. M. Chung*	50	8
S. K. Kwok	50	4
G. N. Lee, James	123	10
	1,306	110

* *Mr. S. M. Chung holds 4 non-voting deferred shares in Polysources Properties Limited in trust for all non-voting deferred shareholders of that company.*

Save as mentioned above, none of the Directors, Chief Executives and their associates of the Company as at 30 June 2002 had any interests in the share capital of the Company or any associated corporations (within the meaning of the SDI Ordinance) which have been entered in the register kept by the Company pursuant to Section 29 of the SDI Ordinance.

SHARE OPTION SCHEMES

	Date granted	Number of options at 1.1.2002	Options lapsed during the period	Options exercised during the period	Number of options at 30.6.2002	Exercisable period	Price per share to be paid on exercise of option *HK$*	Market value per share at date of grant of options *HK$*
Director								
S. K. Kwok	1.1.1998	400,000	–	–	400,000	1.1.2000-31.12.2002	10.55	13.20
	9.6.1999	150,000	–	–	150,000	9.7.1999-8.7.2009	10.90	15.00
Employees	1.1.1998	1,139,500	(43,000)	–	1,096,500	1.1.2000-31.12.2002	10.55	13.20
	9.6.1999	472,750	(26,000)	–	446,750	9.7.1999-8.7.2009	10.90	15.00
	1.6.2000	780,000	(47,000)	–	733,000	1.7.2000-30.6.2010	11.30	13.40
	30.8.2001	850,000	(2,000)	(199,500)	648,500	30.8.2001-29.8.2011	3.06	3.68
		3,792,250	(118,000)	(199,500)	3,474,750			

Notes:

1. No share option was granted during the period.

2. The total number of shares available for issue under the Share Option Schemes at 30 June 2002 represents 1.15% of the issued share capital of the Company at that date.

3. The consideration paid by each employee for the options granted was HK$1.

4. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$5.926.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

Other than the interests of the Directors of the Company as disclosed above, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of its listed securities.

CODE OF BEST PRACTICE

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not during the six months ended 30 June 2002, in compliance with the Code of Best Practice, as set out in Appendix 14 to the Listing Rules, except that the Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement at annual general meeting in accordance with the Company's Bye-Laws.

AUDIT COMMITTEE

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the unaudited interim results for the six months ended 30 June 2002 of the Company now reported on.

By Order of the Board
Dr. C. C. Chang
Chairman

Hong Kong, 22 August 2002

精 電 國 際 有 限 公 司


SKYLINE

中 期 報 告

二零零二年

業績

精電國際有限公司(「本公司」)之董事會宣佈,本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月之未經審核綜合業績連同去年同期之比較數字如下:

綜合收益表

截至二零零二年六月三十日止六個月-未經審核

		截至六月三十日止六個月	
		二零零二年	二零零一年
	附註	*千港元*	*千港元*
營業額	2	**499,212**	557,640
其他收入		**13,453**	12,359
其他(虧損)/收益淨額		**(253)**	1,441
製成品及半製成品存貨之變動		**(28,924)**	(10,758)
原材料及耗用品		**(200,796)**	(261,994)
期內結業之互惠基金導致之投資虧損		**(10,471)**	–
員工成本		**(100,627)**	(128,628)
折舊		**(38,795)**	(38,285)
其他營運費用		**(72,591)**	(69,400)
經營溢利		**60,208**	62,375
融資成本	3(a)	**(1,846)**	(1,208)
佔聯營公司虧損		**(1,448)**	(130)
除税前一般業務溢利	3	**56,914**	61,037
税項	4	**(10,831)**	(7,493)
除税後一般業務溢利		**46,083**	53,544
少數股東權益		**(1,734)**	534
股東應佔溢利		**44,349**	54,078
中期股息		**13,341**	19,138
每股盈利	5		
基本		**14.66仙**	18.51仙
攤薄		**14.64仙**	不適用

簡明綜合權益變動表

截至二零零二年六月三十日止六個月－未經審核

	二零零二年 千港元	二零零一年 千港元
於一月一日之權益總額	**1,295,207**	1,294,816
採納香港會計實務準則第34號的影響	**(6,421)**	(5,065)
重報	**1,288,786**	1,289,751
非交易證券重估盈餘／(虧損)	**7,876**	(12,208)
滙兌差額	**2,586**	(483)
收益表未確認之淨虧損	**10,462**	(12,691)
期內淨溢利	**44,349**	54,078
去年獲准之股息	**(19,674)**	(52,589)
發行股本	**611**	–
經計入收益表之重估虧損：－		
(a) 於互惠基金結業	**10,471**	–
(b) 於出售非交易證券	**40**	430
於六月三十日之權益總額	**1,335,045**	1,278,979

綜合資產負債表
於二零零二年六月三十日－未經審核

	附註	於二零零二年六月三十日 千港元	於二零零一年十二月三十一日 (重報) 千港元
非流動資產			
固定資產		**395,694**	393,658
商譽		**32,546**	33,386
聯營公司權益		**16,554**	19,276
非交易證券		**216,330**	227,861
		661,124	674,181
流動資產			
交易證券		**82,668**	81,020
存貨		**207,912**	213,235
客戶及其他應收款項	6	**317,619**	252,998
現金及現金等價物	7	**443,721**	368,578
		1,051,920	915,831
流動負債			
帶息之銀行貸款及透支		**59,464**	39,924
應付票據		**53**	2,169
應付賬款及其他應付款項	8	**202,450**	158,615
稅項		**23,643**	25,729
應付股息		**19,674**	–
		305,284	226,437
流動資產淨額		**746,636**	689,394
資產總額減流動負債		**1,407,760**	1,363,575
非流動負債			
銀行借款		**17,428**	21,324
可換股票據		**31,200**	31,200
少數股東權益		**24,087**	22,265
資產淨值		**1,335,045**	1,288,786
股本及儲備			
股本	9	**75,669**	75,619
儲備	10	**1,259,376**	1,213,167
		1,335,045	1,288,786

簡明綜合現金流量報表
截至二零零二年六月三十日止六個月－未經審核

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
經營業務之現金流入淨額	**68,241**	129,192
投資活動所用之現金淨額	**(10,136)**	(35,355)
融資活動所用之現金淨額	**(12,228)**	6,557
現金及現金等價物項目之增加	**45,877**	100,394
滙率變動之影響	**2,629**	(477)
於一月一日之現金及現金等價物項目	**347,776**	180,908
於六月三十日之現金及現金等價物項目	**396,282**	280,825
現金及現金等價物項目之結餘分析		
銀行存款及現金	**85,654**	125,743
銀行及其他財務機構存款	**358,067**	167,810
銀行貸款及透支	**(47,439)**	(12,728)
	396,282	280,825

附註：－

1. **編製基準**

未經審核中期財務報表乃根據香港聯合交易所有限公司(「聯交所」)之上市規則(「上市規則」)之規則而製定，包括遵守香港會計師公會頒佈之香港會計實務準則第25號「中期財務報表」編製。

除因下列會計政策變動以符合於二零零二年一月一日後會計年度生效之香港會計師公會頒佈之最新及經修訂會計實務準則。編製本中期報告所採用之會計政策與編製截至二零零一年十二月三十一日止年度已審核全年賬目所採納的相同。

(a) 採納會計實務準則第11號(經修訂)「外幣換算」，期內以外幣計算的附屬公司及聯營公司收益表以加權平均滙率換算。去年此等收益表按年結日之市場滙率換算。

(b) 由於採納會計實務準則第34號「僱員福利」集團有關長期服務金的會計政策有所變動。此變動已予追溯處理。二零零一年一月一日及二零零二年一月一日之期初保留溢利經調整重報後分別下降5,065,000港元及6,421,000港元。

(c) 由於採納會計實務準則第1號(經修訂)「財務報表的列報」及第15號(經修訂)「現金流量表」，個別列報有所變動。

2. **分類資料**

本集團列出業務分部及地域分部之個別單位資料。因業務分部資料較近似本集團之內部財務報告方式，集團選其為主要滙報方式。

因為本集團所有營業額及溢利均來自設計、製造及銷售液晶顯示器及有關產品，所以本集團並無列出業務分部之分類分析。地域分部收入乃按顧客所在區域而列出。分部資產及資本性支出，乃按資產所在區域而列出。

	分部資產		資本性支出	
			截至	截至
	於二零零二年六月三十日	於二零零一年十二月三十一日	二零零二年六月三十日期末	二零零一年十二月三十一日年末
	千港元	*千港元*	*千港元*	*千港元*
香港及中國	**1,379,547**	1,237,046	**36,015**	65,772
亞洲其他地區	**170,227**	190,133	**4,274**	32,357
歐洲	**86,956**	87,184	**470**	415
北美洲	**26,090**	22,987	**28**	49

本集團於本財政期間按地區劃分之營業額分析如下：一

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
法國	**77,398**	92,947
英國	**53,383**	60,370
德國	**42,423**	48,072
其他歐洲國家	**84,879**	123,409
北美洲	**65,914**	101,952
香港及中國	**113,476**	74,770
亞洲其他地區	**53,627**	50,632
其他	**8,112**	5,488
	499,212	557,640

由於每一地區之經營溢利與其營業額之正比關係強烈，故並無列出按地區劃分之經營溢利。

3. **除稅前正常業務溢利**

除稅前正常業務溢利已扣除／(計入)：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
(a) 融資成本：		
五年內應償還的銀行墊資及其他借款之利息	**910**	272
可換股票據利息	**936**	936
	1,846	1,208
(b) 其他項目：		
存貨成本	**314,407**	372,428
出售固定資產(收益)／虧損	**(128)**	174
出售非交易證券虧損	**40**	430
出售交易證券虧損	**3,820**	1,149
交易證券重估虧損	**880**	1,594
投資收入	**(8,357)**	(6,890)
其他利息收入	**(2,887)**	(3,674)
租賃收入	**(1,568)**	(386)
其他收入	**(641)**	(1,409)

4. **稅項**

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
香港稅項	**5,553**	611
海外稅項	**5,278**	6,882
	10,831	7,493

(a) 香港利得稅準備是按截至二零零二年六月三十日止六個月的估計應評稅溢利以16%的稅率(二零零一年：16%)計算。海外附屬公司的稅項則同樣以相關國家適用的現行稅率計算。

(b) 因時差產生之遞延稅項數額不大，故並無作出遞延稅項準備。

5. **每股盈利**

(a) 每股基本盈利按期內44,349,000港元(二零零一年:54,078,000港元)的股東應佔溢利及期內已發行股份之加權平均數302,596,895股(二零零一年:292,159,987股)計算。

(b) 每股攤薄盈利乃按期內未經審核而經調整後之股東應佔溢利44,349,000港元及期內就所有潛在攤薄盈利的普通股的影響調整後的普通股的加權平均數302,944,575股計算。

於二零零一年六月三十日止期間由於本公司尚未行使的購股權及可換股票據之行使價高於本公司股份在該期間的平均市價,故此該等購股權及可換股票據即使被行使,亦不會對此期間的每股盈利帶來攤薄影響。因此本公司未有列出此期之每股攤薄盈利。

	截至二零零二年六月三十日止六個月
	千港元
股東應佔溢利淨額	44,349
可換股票據轉換時應節省之利息	–
計算每股攤薄盈利所用之經調整後之股東應佔溢利	44,349
	股
計算每股基本盈利所用之加權平均股數	302,596,895
有可能攤薄之股票之影響:	
假設因認股權以不收取代價方式而發行之股份	347,680
假設因可換股票據轉換而發行之股份	–
計算每股攤薄盈利所用之加權平均股數	302,944,575

6. **客戶及其他應收款項**

客戶及其他應收款項中的客戶應收款項及應收票據(已扣除壞賬之撥備)之數期分析如下:

	於二零零二年六月三十日	於二零零一年十二月三十一日
	千港元	*千港元*
發票日起計60日內	**152,821**	136,600
發票日後61至90日	**35,309**	36,019
發票日後91至120日	**16,331**	9,591
發票日後120日以上、12個月以內	**30,934**	43,659
	235,395	225,869

本集團給予其貿易客戶平均90日信貸期。

7. **現金及現金等價物**

	於二零零二年六月三十日 千港元	於二零零一年十二月三十一日 千港元
銀行及其他財務機構之定期存款	**358,067**	291,994
銀行存款及現金	**85,654**	76,584
	443,721	368,578

8. **應付賬款及其他應付款項**

應付賬款及其他應付款項中的應付賬款及應付票據之數期分析如下:

	於二零零二年六月三十日 千港元	於二零零一年十二月三十一日 千港元
供應商之發票日起計60日內	**88,234**	58,032
供應商之發票日後計61日至120日	**15,377**	8,886
供應商之發票日後計120日以上、12個月以內	**4,053**	4,646
	107,664	71,564

9. **股本**

	股數 千股	金額 千港元
發行及繳足股本:每股面值0.25港元之普通股		
於二零零二年一月一日	**302,477**	**75,619**
根據購股權計劃發行的股本	**200**	**50**
於二零零二年六月三十日	**302,677**	**75,669**

10. 儲備

(a) 儲備

	股份溢價	外滙浮動儲備	投資重估儲備	其他儲備	保留溢利	總計
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年一月一日	573,073	(25,042)	(15,741)	455	686,843	1,219,588
採納香港會計實務準則第三十四號的影響	–	–	–	–	(6,421)	(6,421)
重報	573,073	(25,042)	(15,741)	455	680,422	1,213,167
去年獲准之特別股息及期末股息	–	–	–	–	(19,674)	(19,674)
發行股份產生之溢價	561	–	–	–	–	561
滙兑差額	–	2,586	–	–	–	2,586
投資重估盈餘	–	–	7,876	–	–	7,876
經計入收益表之重估虧損						
－於互惠基金結業	–	–	10,471	–	–	10,471
－於出售證券	–	–	40	–	–	40
全期溢利	–	–	–	–	44,349	44,349
於二零零二年六月三十日	**573,634**	**(22,456)**	**2,646**	**455**	**705,097**	**1,259,376**

(b) 股息

於結算日後，董事會建議派發下列股息。該股息並未計入負債內。

	於二零零二年六月三十日	於二零零一年十二月三十一日
	千港元	千港元
每股4.4港仙	**13,341**	19,674

11. 資本承擔

	於二零零二年六月三十日	於二零零一年十二月三十一日
	千港元	千港元
已訂約	**31,761**	25,703

12. **或有負債**

於二零零二年六月三十日，或有負債乃本公司給予部份附屬公司的銀行備用信貸而向銀行作出擔保，其中已動用信貸額達47,439,000港元（於二零零一年十二月三十一日：12,895,000港元）。

中期股息

董事會宣佈採取以股代息（可選擇現金）方式派發截至二零零二年六月三十日止六個月之中期股息每股4.4仙（二零零一年：6.5仙）予於二零零二年十月二十五日（星期五）名列本公司股東名冊內之股東。經聯交所上市委員會批准本公司新股份上市及買賣後，未選擇現金派發之股東將獲配發已繳足股款之股份，獲配發股份之市值將與可選擇以現金收取中期股息之總額相等。各股東亦可選擇以現金中期股息代替配發股份。有關以股代息之詳情，將會以書函形式，連同選擇收取現金股息之表格，於二零零二年十月三十一日左右寄予各股東。

暫停辦理股份過戶登記手續

本公司將由二零零二年十月二十一日（星期一）至二零零二年十月二十五日（星期五），首尾兩天包括在內，暫停辦理股份過戶登記手續。為符合獲派中期股息之資格，所有過戶文件連同有關股票須於二零零二年十月十八日（星期五）下午四時前交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓。

業務回顧

營運回顧

世界各地之經濟可見度低迷，期內環球經濟狀況普遍呆滯，不單影響液晶顯示行業，甚至全球各行各業亦受波及。儘管如此，本集團仍努力以赴，更加強開發縫隙市場，業績較去年下半年有所改善。由於去年同期的營業額包含較多的積壓訂單，但此情況不在今年發生，本集團的營業額較去年同期低出10%至499,000,000 港元。

股東應佔溢利為44,000,000港元，較去年同期下跌18%，但仍比上一財政年度下半年為高。本集團附屬公司其中一個投資組合結束，導致營運溢利減少一千萬港元。若撇除上述因素，由於成本牽制政策，管理架構重組及物料成本減低，本集團應可錄得更佳的經營溢利。此外，本集團的生產力得到改善協助集團維持令人滿意之邊際利潤。

歐洲仍然是本集團之最大市場，佔整體營業額52%，北美及亞洲分別佔13%及33%，受惠於中國大陸製造業蓬勃，今年上半年中國市場產生的貢獻大幅增加。

本集團財政狀況繼續穩健增長，於二零零二年六月三十日，現金及現金等價物約為444,000,000港元（二零零一年六月三十日：294,000,000港元）而證券為299,000,000港元（二零零一年六月三十日：293,000,000港元）。另外，本集團審慎之信貸方針以及債務管理使集團擁有充裕之現金應付所需。

面對不明朗市況，本集團繼續致力改善內部管理以求提升整體效率。各營運單位內部及單位與單位之間不斷加強業務運作及實務管理，收緊存貨控制，這一切均使我們在期內的努力得以鞏固。管理層尤其著重精簡生產架構，以及改良生產程序。為此，本集團加緊河源新廠房的建築工程及設備安裝，預期全自動化生產線可於本年底完成，最後可合併更多業務運作在一起。

員工

於二零零二年六月底，本集團於全球共僱用約3,700名員工，其中約540名、2,900名及260名分別駐於香港、中國及海外。

流動資金及財務資源

本集團之財政狀況維持穩健。於二零零二年六月三十日，本集團之股東資金總額約達13億港元，流動投資組合價值743,000,000港元（二零零一年十二月三十一日：677,000,000港元），其中444,000,000港元（二零零一年十二月三十一日：368,000,000港元）為現金及現金等價物，而299,000,000港元（二零零一年十二月三十一日：309,000,000港元）則為證券。本集團之銀行借貸處於低水平，且由於本集團大部份資產、收入及付款均以港元或美元計算，故本集團所受外匯波動的風險有限。

前瞻

展望下半年仍將面對不定的變數及低可見度，但現有手頭訂單令人鼓舞，預期訂單會健康增長。管理層預期業務將進一步向前發展。然而，市場上仍充滿挑戰，特別是馬來西亞業務，其跨國企業部份正受電信市場放緩所影響。

憑藉已提高之生產專業技能，本集團將針對性地進一步開拓工業用及汽車業用的縫隙市場以帶動增長以及提高競爭力。同時本集團將繼續擴大在中國市場的佔有率，連同本集團合資伙伴－清華大學企業集團的支持下，管理層有信心能進一步滲透正在快速增長的中國液晶顯示市

場。在營運方面，提高生產成品率將會是業務重點。這些策略將與積極產品開發政策同步進行，產品開發對本集團保持市場位置極其重要。

研究及開發隊伍能改良產品質素及功能，研究及開發繼續為本集團的發展重點之一，此外，本集團會更加努力於發展新產品，以求最終能開闢新的市場。在上半年，本集團成功為新彩色STN產品取得原型訂單，為日後量產帶來正面的消息。另外，已於年初完成設立一組生產有機發光顯示二極管的開發設施，本集團亦成功展示單色及彩色有機發光顯示二極管顯示屏的原型。

環球市場仍然難以預料，然而如在穩定的市況下，管理層對下半年的表現保持審慎樂觀。

董事股份權益

按照證券（「公開權益」）條例第29條須予保存之股東名冊內之記錄，於二零零二年六月三十日任職之各董事該日在本公司及其附屬公司之已發行股本中擁有下列權益：

(a) 在本公司之權益

	本公司每股0.25港元之股份	
董事姓名	個人權益	公司權益
張樹成博士	20,897	68,272,268 *(附註1)*
甄仕坤博士	10,371,072	–
鍾信明	4,331,036	–
郭兆坤	2,112,959	–
李冠南	–	4,124,072 *(附註2)*

附註：

1. 張樹成博士及其妻子謝依玲女士之家庭信託為Colville Group Limited已發行股本之實益擁有人，而該公司持有本公司股份68,272,268股。

2. 李冠南先生為Pressman Holdings Limited全部股本之唯一實益擁有人，而該公司持有本公司股份4,124,072股。

(b) 在附屬公司之權益

	精電有限公司每股1,000港元之無投票權遞延股份	多源地產有限公司每股100港元之無投票權遞延股份
張樹成博士	960	78
甄仕坤博士	123	10
鍾信明*	50	8
郭兆坤	50	4
李冠南	123	10
	1,306	110

* *鍾信明先生持有為多源地產有限公司(「多源地產」)之所有無投票權遞延股份股東托管之多源地產4股無投票權遞延股份。*

除上文所披露外，於二零零二年六月三十日，董事、行政總裁及其家屬於本公司或其任何相聯法團(定義見披露權益條例)之股本中，概無擁有根據披露權益條例第29條須載入該條例所述之登記。

購股權計劃

	授出日期	於二零零二年一月一日購股權數量	期內報廢之購股權數量	期內行使之購股權數量	於二零零二年六月三十日購股權數量	行使期	行使購股權時將予支付每股價格 港元	購股權授出日之市場價格 港元
董事								
郭兆坤	1.1.1998	400,000	–	–	400,000	1.1.2000-31.12.2002	10.55	13.20
	9.6.1999	150,000	–	–	150,000	9.7.1999-8.7.2009	10.90	15.00
僱員	1.1.1998	1,139,500	(43,000)	–	1,096,500	1.1.2000-31.12.2002	10.55	13.20
	9.6.1999	472,750	(26,000)	–	446,750	9.7.1999-8.7.2009	10.90	15.00
	1.6.2000	780,000	(47,000)	–	733,000	1.7.2000-30.6.2010	11.30	13.40
	30.8.2001	850,000	(2,000)	(199,500)	648,500	30.8.2001-29.8.2011	3.06	3.68
		3,792,250	(118,000)	(199,500)	3,474,750			

附註：

1. 期內並無購股權授出。

2. 二零零二年六月三十日的購股權計劃的可發行股份總數為本公司當日發行股本之1.15%。

3. 每位僱員以代價1元取得獲贈之購股權。

4. 於行使購股權前一天之每股加權平均收市價為5.926港元。

在本公司股本中之主要權益

除本公司董事外，在按照證券（公開權益）條例第16(1)條須予保存之股東名冊中並無任何人士或公司在本公司之股本中擁有任何權益。

購買、出售或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無購買、出售或贖回其上市證券。

最佳應用守則

本公司之董事並不知悉有任何資料可合理顯示本公司目前或曾於截至二零零二年六月三十日止六個月內任何時間並無遵守上市規則附錄十四所載之最佳應用守則，惟本公司之非執行董事並無明確任期，而彼等須根據本公司之公司細則於股東週年大會上退任。

審核委員會

審核委員會已聯同管理人員檢討本集團所採納之會計政策及慣例，並曾商討內部監控及財務申報等事宜，包括審閱現時呈報之本公司截至二零零二年六月三十日止六個月之未經審核中期業績。

承董事會命
主席
張樹成博士

香港，二零零二年八月二十二日